SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 21, 2025

Commission File Number 0-28800
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DRDGOLD Limited
Constantia Office Park
Cnr 14th Avenue and Hendrik Potgieter Road
Cycad House, Building 17, Ground Floor
Weltevreden Park 1709

(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F Form 40-F

Exhibit
99.1    Release dated October 21, 2025 “DEALING IN SECURITIES BY A DIRECTOR”

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED
Date: October 21, 2025    By: /s/ Adriaan Davel
        Name: Adriaan Davel
        Title: Chief Financial Officer

Exhibit 99.1

DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1895/000926/06)
ISIN: ZAE000058723
JSE & A2X share code: DRD
NYSE trading symbol: DRD
(“DRDGOLD” or the “Group”)

DEALING IN SECURITIES BY A DIRECTOR

In compliance with paragraphs 3.63 to 3.74 of the JSE Limited Listings Requirements (“Listings Requirements”), the following information regarding a transaction by a director of DRDGOLD is disclosed:

Name of Director:	Riaan Davel
Title:	Chief Financial Officer
Nature of transaction:	On-market sale of DRDGOLD ordinary shares
Class of security:	Ordinary shares
Date on which the transaction was effected:	17 October 2025
Number of ordinary shares:	137 067
Price per ordinary share:	Various different trades with the following price information: –VWAP of R54.599 –highest price of R55.1 –lowest price of R54.2
Total value of transaction:	R7 483 745.05
Nature and extent of interest:	Direct beneficial

In compliance with paragraph 3.66 of the Listings Requirements, prior clearance to deal in the above securities was obtained.

Johannesburg
21 October 2025

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